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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Forty Seven, Inc.
(Name of Subject Company)

Forty Seven, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

34983P 104
(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.
President and Chief Executive Officer
Forty Seven, Inc.
1490 O'Brien Drive, Suite A
Menlo Park, California 94025
(650) 352-4150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jamie Leigh
Eric C. Jensen
John T. McKenna
Ben Beerle
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    SUBJECT COMPANY INFORMATION.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Forty Seven, Inc. (the "Company"), a corporation organized under the laws of Delaware. The Company's principal executive offices are located at 1490 O'Brien Drive, Suite A, Menlo Park, California 94025. The Company's telephone number at such address is (650) 352-4150. The Company's website is www.fortyseven.com.

Class of Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.0001 per share (the "Shares" and each, a "Share"). As of the close of business on February 29, 2020, there were (i) 48,151,481 Shares issued and outstanding and (ii) 4,265,130 Shares subject to issuance pursuant to outstanding options to acquire Shares (the "Company Options").

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

        The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in "Item 1. Subject Company Information—Name and Address" above.

Tender Offer

        This Schedule 14D-9 relates to the tender offer by Toro Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation ("Gilead"), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2020, as it may be amended or supplemented from time to time (the "Offer to Purchase"), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"), to purchase all outstanding Shares at a price per Share of $95.50, net to the seller in cash, without interest and subject to any withholding of tax (the "Offer Price"). The Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the "Schedule TO") with the U.S. Securities and Exchange Commission (the "SEC") on March 10, 2020.

        The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 1, 2020 (together with any amendments or supplements thereto, the "Merger Agreement"), among the Company, Gilead and Purchaser, pursuant to which, as soon as practicable following (but in any event on the same date as) the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the "DGCL"), and the Company will be the surviving corporation and become a wholly owned subsidiary of Gilead, without a meeting or vote of the Company stockholders (such corporation, the "Surviving Corporation" and such merger, the "Merger"). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on April 6, 2020 (the

"Expiration Date"), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the "Offer Acceptance Time."

        At the effective time of the Merger (the "Effective Time"), all then outstanding Shares, including any Shares subject to vesting or employment based forfeiture conditions ("Company Restricted Shares") (other than (i) Shares held by the Company (or held in the Company's treasury), (ii) Shares held by Gilead, Purchaser, or any other direct or indirect wholly owned subsidiary of Gilead and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the "Dissenting Shares" and, together with the Shares referred to in clauses (i) and (ii), collectively, "Excluded Shares")) will be converted into the right to receive the Offer Price, in each case without any interest, without regard to any vesting or employment based forfeiture conditions which were applicable to the Restricted Shares and subject to any withholding of taxes (the "Merger Consideration"). See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions" below for a discussion of treatment of the Company Options and Company Restricted Shares.

        If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Merger and the Merger may be completed upon the irrevocable acceptance for payment by Purchaser in the Offer of at least a number of Shares that, considered together with all other Shares (if any) beneficially owned by Gilead and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities vested and outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

        As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Gilead are located at 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.

        The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

        Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC's website at www.sec.gov, or on the investor relations section of the Company's website at https://ir.fortyseveninc.com/investor-relations.

Item 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Gilead, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Company's board of directors (the "Company Board") was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Gilead and Purchaser

Merger Agreement

        On March 1, 2020, the Company, Gilead and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for Forty Seven; Summary of the Merger Agreement and Certain Other Agreements) and the description of the terms and conditions of the Offer contained in Section 13 (Conditions of the Offer) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

        Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

        The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Gilead or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Gilead and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Confidentiality Agreement

        Prior to signing the Merger Agreement, Gilead and the Company entered into a mutual confidentiality agreement, dated as of January 7, 2020 (the "Confidentiality Agreement"), pursuant to which each party agreed, and subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a possible business transaction involving Gilead and the Company. Gilead's and the Company's obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement, and will expire seven years after the date of the Confidentiality Agreement. The Confidentiality Agreement does not include (i) an employee non-solicitation provision or (ii) a standstill provision.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Mutual Confidentiality Agreement thereto, which is filed as Exhibit (e)(2) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement (the "Transactions"), including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board's Recommendation."

Outstanding Shares Held by Executive Officers and Directors

        If the Company's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 29, 2020, the executive officers and directors of the Company beneficially owned, in the aggregate, 4,467,235 Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company Options).

        The following table sets forth as described above (i) the number of Shares beneficially owned as of February 29, 2020 by each of the Company's executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares(1)	Aggregate Cash Consideration for Shares
Mark A. McCamish, M.D.	60,719	$5,798,665
Ann D. Rhoads	11,418	1,090,419
Chris H. Takimoto, M.D.	—	—
Craig S. Gibbs(2)	112,902	10,782,141
Kristine M. Ball	—	—
Jeffrey W. Bird, M.D.(3)	1,018,035	97,222,343
Ian T. Clark	—	—
Dennis J. Henner, Ph.D.	—	—
Ravindra Majeti, M.D.(4)	1,261,400	120,463,700
Irving L. Weissman, M.D.(5)	2,002,761	191,263,676
All of the Company's current directors and executive officers as a group (10 persons)	4,467,235	426,620,943

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options (whether or not currently vested or exercisable) are excluded; the treatment of Company Options for these individuals is discussed below.

(2)
Consists of (a) 47,327 shares held by the Craig Stafford Gibbs 2018 Annuity Trust, for which Dr. Gibbs is a trustee, (b) 47,327 shares held by each of the Craig Stafford Gibbs 2018 Annuity Trust and Kit Gibbs 2018 Annuity Trust, for which Dr. Gibbs is a trustee, and (c) 18,248 shares held by the Craig S. & Kit Gibbs Living Trust, for which Dr. Gibbs is a co-trustee.

(3)
Consists of (a) 233,564 shares held by Jeffrey W. Bird and Christina R. Bird, Co-Trustees of Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00, or the Bird Trust, of which Dr. Bird is a trustee, (b) 215,375 shares held by NestEgg Holdings, LP, or NestEgg, of which Dr. Bird is a trustee of a trust which is the general partner, (c) 562,500 shares held by Bluebird Ventures I, L.P., or Bluebird, of which Dr. Bird is the managing director of the general partner, and (d) 6,596 shares held by SHM Investments, LLC, or SHM, of which Dr. Bird is a member. Dr. Bird disclaims beneficial ownership of the shares held by the Bird Trust, NestEgg, Bluebird and SHM except to the extent of his pecuniary interest therein.

(4)
Consists of (a) 1,061,400 shares held individually, (b) 100,000 shares held by the Ravindra Majeti Annuity Trust, for which Dr. Majeti is a trustee, and (c) 100,000 shares held by the Jiangwen Zhu Majeti Annuity Trust, for which Dr. Majeti is a trustee.

(5)
Consists of shares held by Ann Tsukamoto and Irving Weissman, trustees of The Tsukamoto-Weissman 2011 Trust dated March 16, 2011, as community property.

Treatment of Equity Awards in the Transaction

  Treatment of Company Options

        The Merger Agreement provides that, at the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Merger Consideration, will be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. As of February 29, 2020, all Company Options had a per share exercise price that is less than the Merger Consideration.

        The following table sets forth, for each of our executive officers and directors, (i) the number of Shares underlying the vested portion of the Company Options held by each executive officer and director as of February 29, 2020 (the "Vested Company Options"), (ii) the number of Shares underlying the unvested portion of the Company Options held by each executive officer and director as of February 29, 2020 (the "Unvested Company Options"), (iii) the weighted average exercise price of each category of each such individual's Company Options, and (iv) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with such aggregate cash consideration calculated by multiplying (a) the excess of the Offer Price over the weighted average exercise price of such Company Option by (b) the number of Shares subject to such Vested Company Option or Unvested Company Option, as applicable.

	Vested Company Options			Unvested Company Options
Name of Executive Officer or Director	Shares Underlying Vested Company Options	Weighted Average Exercise Price	Aggregate Vested Company Option Payment(1)	Shares Underlying Unvested Company Options	Weighted Average Exercise Price	Aggregate Unvested Company Option Payment(1)	Aggregate Company Option Payment
Mark A. McCamish, M.D.	501,311	$6.20	$44,767,072	824,080	$17.38	$64,377,129	$109,151,114
Ann D. Rhoads	83,303	10.22	7,104,079	240,459	20.36	18,068,089	25,172,168
Chris H. Takimoto, M.D.	177,045	4.36	16,135,881	193,095	23.59	13,885,461	30,021,342
Craig S. Gibbs	168,408	3.89	15,427,856	142,147	19.03	10,869,981	26,298,669
Kristine M. Ball	34,838	8.76	3,021,848	45,161	9.23	3,896,039	6,917,887
Jeffrey W. Bird, M.D.	10,895	8.76	945,032	20,072	9.82	1,719,768	2,664,800
Ian T. Clark	57,975	8.76	5,028,751	78,840	9.03	6,817,294	11,846,045
Dennis J. Henner, Ph.D.	10,895	8.76	945,032	20,072	9.82	1,719,768	2,664,800
Ravindra Majeti, M.D.	10,895	8.76	945,032	20,072	9.82	1,719,768	2,664,800
Irving L. Weissman, M.D.	10,895	8.76	945,032	20,072	9.82	1,719,768	2,664,800

(1)
To estimate the value of payments for Vested Company Options or Unvested Company Options, as applicable, the aggregate number of Shares subject to the Vested Company Options or Unvested Company Options, as applicable, held by the executive officer or director as of February 29, 2020, were multiplied by the excess of (i) the Offer Price of $95.50 over (ii) the weighted average exercise price of such Company Options.

Treatment of Company Restricted Shares

        The Merger Agreement provides that, at the Effective Time, each Company Restricted Share will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, without regard to any vesting or employment based forfeiture conditions which were applicable to the corresponding Company Restricted Shares, and subject to any required withholding of taxes. As of February 29, 2020, none of our executive officers or directors held any Company Restricted Shares.

Employment Arrangements

        The Company previously entered into employment agreements with each of its executive officers. Each of these employment agreements provides for employment "at will" and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual cash bonus opportunity, and an equity award recommendation. These agreements, together with the proprietary information and invention assignment agreements each executive officer executes upon commencing employment with the Company sets forth the rights and responsibilities of each party, including, without limitation, a prohibition on competition during the term of employment, perpetual confidentiality and non-disparagement obligations and employee non-solicitation restrictions that apply during the tenure of an officer's employment, and for a period of one year thereafter. Any severance or other termination payments and benefits to which an executive officer could become entitled following a termination in connection with the Transactions would be payable under the Company's Executive Severance and Change in Control Plan, described below.

Executive Severance and Change in Control Plan

        In April 2018, the Compensation Committee of the Company Board adopted an Executive Severance and Change in Control Plan that provides severance benefits to each of our executive officers and vice presidents. The benefits provided under the Executive Severance and Change in Control Plan supersede any similar severance benefits described in a participant's offer letter or employment agreement.

        Absent a "change of control" and upon an termination of employment by us without "cause" or by the participant for "good reason" (each, as defined in the Executive Severance and Change in Control Plan), participants are entitled to receive (i) cash severance payable in equal installments on the Company's regular payroll schedule (equal to 12 months of base salary for our Chief Executive Officer, nine months of base salary for our other executive officers or six months of base salary for all other participants) and (ii) continued health benefits during the applicable severance period. In the event that such termination occurs in connection with or following a change of control, the participant will be entitled to receive (i) cash severance payable in equal installments on the Company's regular payroll schedule (equal to 18 months of base salary for our Chief Executive Officer, 12 months of base salary for our other executive officers or nine months of base salary for all other participants), (ii) full vesting acceleration of any equity award granted to the participant, with such acceleration to be effective as of the participant's termination date, provided that participant's termination of employment occurred during the period commencing three months before the effective date of such change of control and ending 12 months following the change of control, (ii) a pro-rated portion of the participant's target annual bonus for the calendar year in which the termination occurs and (iv) continued health benefits during the applicable severance period. All such severance benefits are subject to the participant signing and allowing to become effective a general release of all known and unknown claims in favor of the Company within 60 days following the participant's termination date.

        The Executive Severance and Change in Control Plan contains a "best after-tax benefit" provision, which provides that, to the extent that any amounts payable to a participant under the Executive Severance and Change in Control Plan, together with any other payments the participant has a right to receive, would be subject to the federal excise tax levied under Section 4999 of the Internal Revenue Code of 1986, as amended, the Company will either pay the participant the full amount due under the Executive Severance and Change in Control Plan or, alternatively, reduce the participant's payments under the Executive Severance and Change in Control Plan to the extent that no Section 4999 excise tax would be due, whichever provides the highest net after-tax benefit to the participant.

Gilead Post-Closing Covenants

        Pursuant to the Merger Agreement, Gilead has agreed that, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Gilead will provide, or cause to be provided, those employees of the Company who continue to be actively employed by the Surviving Corporation during such period (the "Continuing Employees") with (i) the base salary or wage rate and annual cash bonus opportunities (excluding equity-based compensation opportunities) that are, in each case, no less than those provided by the Company immediately prior to the Offer Acceptance Time, (ii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Offer Acceptance Time and (iii) severance benefits no less favorable than those provided by the Company immediately prior to the Offer Acceptance Time.

        In addition, following the Effective Time, all Continuing Employees will be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans to the same extent such Continuing Employees were eligible to participate under the Company's health and welfare benefit plans immediately prior to the Effective Time. To the extent that service is relevant under any benefit plan of Gilead and/or the Surviving Corporation, Gilead will ensure that such benefit plan will, for all purposes, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan. To the extent permitted under applicable law, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Gilead will, and will cause the Surviving Corporation to (i) cause to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar Company benefit plans.

Future Arrangements

        It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Gilead or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Gilead and/or to receive retention bonus awards. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Rule 14d-10(d) Matters

        The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board will approve under Rule 14d-10(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") any employment compensation, severance or employee benefit agreements, arrangements or understandings between Purchaser, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or that will be entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to ensure that any such arrangements fall within the non-exclusive safe harbor provisions under Rule 14d-10(d)(2).

Director and Officer Indemnification and Insurance

        Under Section 145 of DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

        As permitted by the DGCL, the Company's Amended and Restated Bylaws (the "Bylaws") provide that: (i) the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (ii) the Company will advance expenses to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions; and (iii) the rights conferred in the Bylaws are not exclusive of any other right which such person may have or acquire under any applicable statute, provision of the Company's Amended and Restated Certificate of Incorporation, the Bylaws or otherwise.

        The Company has also entered into separate indemnification agreements with the Company's directors and executive officers (the "Indemnity Agreements"). The Indemnity Agreements, among other things, require the Company to indemnify its directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Company's directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the Company's request.

        The Merger Agreement provides that, for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company under the certificate of incorporation of the Company or the Bylaws and any indemnification or other similar agreements of the Company, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Persons (as defined below), and Gilead will cause the Company to perform its obligations thereunder. The Merger Agreement also provides that, for a period of six years from the Effective Time, Gilead and the Surviving Corporation will, and will cause the Surviving Corporation's subsidiaries to agree that they will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company as a director or officer of another entity (the "Indemnified Persons"), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another entity, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

        The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Gilead, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation's certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (ii) Gilead, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

        The Merger Agreement further provides that, for a period of six years from and after the Effective Time, Gilead and the Surviving Corporation will either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors' and officers' insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors' and officers' liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred at or before the Effective Time, except that neither Gilead or the Surviving Corporation will be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the "Maximum Amount"). In lieu of such insurance, prior to the closing date of the Merger the Company may purchase a "tail" directors' and officers' liability insurance policy insurance policy for the Company and their current and former directors and officers who are currently covered by the directors' and officers' liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors' and officers' liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that the cost of any such tail policy will not exceed the Maximum Amount. Gilead and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

        The foregoing summary of the indemnification of directors and officers and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Bylaws and the form indemnity agreement which have been filed as Exhibits (e)(1) and (e)(8), respectively, to this Schedule 14D-9 and is incorporated by reference herein.

Section 16 Matters

        The Merger Agreement provides that prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors) will, to the extent necessary, take appropriate action prior to or as of the Offer Acceptance Time to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Options in the Merger by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

        At a meeting of the Company Board held on March 1, 2020, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Gilead and Purchaser, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        A joint press release, dated March 2, 2020, issued by the Company and Gilead announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

        The Company Board and senior management regularly review long-term strategies and strategic opportunities to enhance stockholder value, including partnering and collaboration opportunities to support clinical development of Company programs and beyond.

        In this regard, and at the direction of the Company Board, senior management engaged in discussions regarding potential partnerships with global pharmaceutical companies, including Gilead, Party X, Party Y and Party Z, since summer 2018, which discussions continued through 2020. The Company conducted these discussions and provided due diligence materials to potential partners pursuant to mutual confidentiality agreements without standstill provisions, including each of the mutual confidentiality agreements with Gilead dated as of January 7, 2020 and with Party X dated as of June 22, 2018 (as amended on November 15, 2019) (to which no amendments were made as of the date of this Schedule 14D-9).

        On December 9, 2019, the Company announced updated clinical data from its trial evaluating magrolimab in combination with azacitidine for the treatment of myelodysplastic syndrome and acute myeloid leukemia (the "Data Announcement"). The new results showed the combination of magrolimab and azacitidine to be highly active and well tolerated in relevant patients. The closing price per Share on the trading day immediately following the Data Announcement was $30.43, an increase of approximately 111% from the closing price per Share of $14.44 on the trading day immediately preceding the Data Announcement.

        On December 16, 2019, in order to support the capital required to finance clinical trials to advance its programs, including magrolimab, the Company closed an underwritten public offering with gross proceeds of approximately $195.6 million.

        Between December 2019 and January 2020, the Company received or was expecting to receive term sheets for global partnerships involving magrolimab, including from Party X, Party Y and Party Z.

        On January 31, 2020, Jeremy Bender, Ph.D., Vice President, Corporate Development of Gilead, conveyed to Craig Gibbs, Ph.D., Chief Business Officer of the Company, that Gilead was making good progress on its due diligence review on the Company's data and that, based on its evaluation of the strategic fit of the two companies, it wished to transition the then ongoing partnership discussions to discussions about a potential strategic transaction with the Company and that in the coming days Gilead would be submitting an offer to acquire the Company. Later that day, Mr. Gibbs informed Mark A. McCamish, M.D., President & Chief Executive Officer of the Company, of the discussion he had with Gilead.

        On February 5, 2020, the Company Board held a special meeting with senior management and representatives of Cooley LLP ("Cooley"), the Company's outside legal counsel, in attendance. Dr. McCamish reviewed with the Company Board the status of ongoing partnering discussions and the potential strategic interest recently expressed by Gilead. In connection with discussions regarding such strategic matters, as well as the market position of the Company following the Data Announcement, Cooley provided an overview of the fiduciary duties applicable to the Company Board in connection with any review of strategic alternatives. The Company Board then discussed using a financial advisor in connection with preparation for any further review of strategic alternatives. As part of that discussion, the Company Board reviewed the qualifications of Centerview Partners LLC ("Centerview"), as well as other financial advisors selected based on experience working with similarly situated companies. Following such review, subject to its review and formal approval of applicable relationship disclosure and acceptable engagement terms, the Company Board determined to engage Centerview as its lead financial advisor, based on its prior interactions with the Company, the strength of its reputation and experience in the life sciences sector. The Company Board authorized senior management to reach out to Centerview regarding its retention on such basis. The Company Board also instructed senior management to continue to focus on the ongoing partnering discussions, including those already underway with each of Party X, Party Y and Party Z.

        On February 6, 2020, Company senior management met with representatives of Centerview to discuss the general status of ongoing partnering discussions and potential strategic interest as well as other strategic matters.

        On February 10, 2020, Daniel O'Day, Chief Executive Officer of Gilead, and Dr. McCamish met in person to discuss Gilead's interest in the Company. During the meeting, Mr. O'Day expressed interest in a potential acquisition of the Company and indicated that Gilead would submit a written proposal later that day to acquire 100% of the capital stock of the Company.

        Later that day, the Company received an unsolicited non-binding written proposal from Gilead to acquire 100% of the capital stock of the Company for $57.50 per Share in cash (the "February 10 Gilead Proposal"), representing a 29% premium to the closing price per Share of $44.61 on the immediately preceding trading day. The proposal indicated that business diligence was substantially complete and that the remaining diligence would be largely confirmatory. The proposal also confirmed Gilead's willingness to execute a definitive acquisition agreement within a few weeks.

        Later in the evening the same day, Dr. McCamish and Dr. Gibbs met with representatives of Party X at a previously scheduled meeting to discuss the progress of the partnering discussions between the two companies. During this meeting, Dr. McCamish indicated that there was a possibility that the partnering discussions might pivot to strategic discussions, without specifically mentioning that the Company had received an acquisition proposal, and asked if Party X would consider participating in such discussions. In response, the representative of Party X expressed an initial preference for partnering, but indicated that Party X would want to be informed of any strategic transaction process and agreed to provide a confirmation of its intent the following week.

        Also on February 10, 2020, at the Company's instruction and in connection with the then ongoing partnership discussions, representatives of Centerview contacted Party Y and Party Z to ascertain whether there would be any interest in participating in discussions regarding a broader strategic transaction process without specifically mentioning that the Company had received an acquisition proposal or was otherwise pivoting away from partnering to a strategic transaction process.

        On February 12, 2020, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Dr. McCamish updated the Company Board on his discussions with Gilead and the February 10 Gilead Proposal as well as Party X's initial response regarding whether it would be interested in a potential strategic transaction. Representatives of Centerview then reviewed with the Company Board certain financial aspects of the February 10 Gilead Proposal and discussed with the Company Board other potential strategic parties (including Party X, Party Y, Party Z, and others involved in partnering discussions with the Company) that may be interested in strategic discussions. The Company Board discussed the Company's standalone plan, including the execution risks associated with obtaining regulatory approvals for magrolimab and transitioning from a clinical-stage company to a commercial-stage company, as well as the risks associated with obtaining the financing necessary to develop and commercialize magrolimab on acceptable terms, and whether to engage in discussions regarding a strategic transaction. Following such discussion, the Company Board assessed potential responses to the February 10 Gilead Proposal and determined that the Company would, in parallel with formulating a formal response to Gilead, engage in potential strategic discussions with Parties Y and Z and, based on Party X's initial response to considering strategic opportunities, continue discussions with Party X on the basis of a potential partnership transaction. The Company Board selected Parties X, Y and Z based on strategic fit, level of diligence conducted to date in connection with partnering discussions, financial and administrative capacity to consummate a potential acquisition, as well as capacity to quickly assess the strategic opportunity and either proceed with the strategic opportunity or proceed with partnering discussions, which were also progressing rapidly. The Company Board also instructed senior management to prepare a long-term financial forecast for review by the Company Board. After the representatives of Centerview left the meeting, the Company Board reviewed the proposed terms of the Centerview engagement as well as Centerview's historical relationship disclosures with respect to Gilead that was provided to the Company the previous day. Following discussion, the Company Board formally approved the engagement with Centerview as exclusive financial advisor to the Company in connection with the review of strategic alternatives.

        On February 13 and February 14, 2020, representatives from Party X met with senior management of the Company to conduct onsite due diligence review at the Company's offices related to ongoing partnering discussions.

        On February 17, 2020, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Dr. McCamish and Centerview provided a status update on strategic discussions, including the timeline for feedback from each of Party X, Party Y and Party Z regarding interest in a potential strategic transaction. Senior management and Centerview reviewed the standalone prospects of the Company from a financial point of view, a long-term financial forecast model provided by senior management and the preliminary financial analyses provided by Centerview. The Company Board reviewed and discussed, among other things, the status of the Company programs, the projected cost of financing the programs (near and long term), current clinical data outcomes, and the timeline of regulatory filings and approvals for the Company's programs, as each related to the long-term financial forecast model provided by senior management. Based on these discussions, the Company Board approved the financial forecast model for use by Centerview in rendering an opinion to the Company Board in connection with any resulting transaction (such financial forecast model referred to as Projections and for additional detail, see "—Management Projections"). The Company Board resumed discussion regarding the February 10 Gilead Proposal and determined that senior management and Centerview should respond to the February 10 Gilead Proposal and convey to Gilead the need to substantially improve its offer. Prior to concluding the meeting, the Company Board also reviewed Centerview's relationship disclosures that was received by the Company on February 14, 2020 regarding additional parties that might enter strategic discussions, including Party X, Party Y and Party Z, and determined that Centerview remained an appropriate choice to serve at the Company's exclusive financial advisor with respect to any additional party joining strategic discussions.

        Later that day, the Company executed the engagement letter with Centerview.

        Over course of the week of February 17, both Party Y and Party Z indicated to representatives of Centerview and Company's senior management that they would not be interested in a strategic transaction beyond ongoing partnering discussions.

        On February 18, 2020, Dr. McCamish and Mr. O'Day met in person and Dr. McCamish conveyed to Mr. O'Day that the February 10 Gilead Proposal was not sufficient and that a substantial improvement in offer terms would be required in order for the parties to continue discussions.

        On February 19, 2020, representatives of Centerview contacted Andrew Dickinson, Chief Financial Officer of Gilead, and informed him that the Company Board had determined that the February 10 Gilead Proposal was not sufficient and that Gilead would need to improve its proposal. Representatives of Centerview and Mr. Dickinson discussed that additional diligence access and documents from the Company could assist Gilead in submitting an increased proposal.

        On February 20, 2020, representatives of Centerview and Citigroup Global Markets Inc. ("Citi") and J.P. Morgan Securities LLC ("J.P. Morgan"), financial advisors to Gilead, discussed the February 10

Gilead Proposal and next steps similar to what was discussed by Centerview and Mr. Dickinson the previous day.

        Also on February 20, 2020, Mr. O'Day called Dr. McCamish to acknowledge the Company's feedback that Gilead needed to increase its offer price. Mr. O'Day explained that the Gilead team would be sending the Company a list of additional key due diligence questions that Gilead viewed as critical to such increased price. Later that day, Citi and J.P. Morgan followed up by email with Centerview to share the list of key due diligence questions.

        On February 21, 2020, the Company uploaded additional confidential, non-public clinical data to the virtual data room in response to Gilead's additional diligence questions.

        On February 23, 2020, representatives of Gilead and the Company's senior management met telephonically to discuss the additional clinical data regarding magrolimab that had been uploaded to the virtual data room. Representatives of Centerview, Citi, and J.P. Morgan were also present.

        Also on February 23, 2020, Mr. O'Day called Dr. McCamish to let him know that a revised offer was forthcoming, together with a draft of the merger agreement. Mr. O'Day also reiterated Gilead's willingness and eagerness to move quickly towards a signing. Following their discussion, the Company received a revised non-binding written proposal from Gilead (the "February 23 Gilead Proposal") to acquire 100% of the capital stock of the Company for $64.50 per Share in cash, representing a $7.00 per Share increase from the February 10 Gilead Proposal and a 31% premium to the closing price per Share of $49.22 on the immediately preceding trading day. The proposal indicated Gilead's desire to move quickly towards the signing and announcement of a transaction on March 1, 2020 and was accompanied by a proposed form of merger agreement (the "Gilead Merger Agreement") prepared by Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), Gilead's outside legal counsel. The Gilead Merger Agreement contemplated (i) an all cash tender offer, (ii) customary conditions to consummate the tender offer, including U.S. antitrust clearance, and (iii) Gilead's obligation to use reasonable best efforts to obtain such antitrust approval, including undertaking certain remedial actions like divestitures, subject to certain limitations. The Gilead Merger Agreement also contemplated a termination fee to be paid by the Company under certain circumstances, the amount of which was unspecified at that time, and did not contemplate any reverse termination fee payable by Gilead in the event of a termination of the agreement for failure to obtain antitrust approval.

        On February 24, 2020, representatives of Centerview, following consultation with senior management, contacted representatives of Party X to convey that strategic discussions were accelerating, that the Company had received an acquisition proposal and that a transaction could be signed as soon as the upcoming weekend. It was communicated that if Party X was interested in an acquisition it should submit a proposal to the Company Board as promptly as possible.

        Later on February 24, 2020, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Dr. McCamish and Centerview provided a status update regarding strategic discussions, including lack of interest from Party Y and Party Z regarding a potential strategic transaction beyond partnering discussions, as well as other ongoing partnering discussions. Centerview reviewed certain financial aspects of the February 23 Gilead Proposal and Cooley reviewed certain legal aspects of the February 23 Gilead Proposal, including material terms of the Gilead Merger Agreement. The Company Board then discussed with senior management the standalone prospects of the Company, including potential benefits and risks associated with ongoing partnering opportunities, relative to the certainty and other advantages afforded through a sale of the Company. Following discussion, the Company Board instructed senior management and Centerview to convey to Gilead that an offer of no less than $68.00 per Share would be required to warrant additional strategic discussion. The Company Board instructed that any communication with Party X should also underscore the critical importance of a prompt offer submission. Centerview left the meeting and Cooley discussed with the Company Board the fiduciary duties attendant to the review of strategic alternatives. Following discussion, members of the Company Board agreed that the outreach to third parties conducted to date was sufficient, taking into account among other things: strategic fit; financial and other capacity to expeditiously consummate a potential transaction; the status of due diligence review conducted to date; the risk of losing a competitive offer in any elongated strategic process; and the impact of a leak, in the event one should occur, on strategic discussions. Following discussions, the Company Board instructed senior management and Centerview to prioritize efforts with Gilead and Party X and instructed Cooley to engage on the terms of the Gilead Merger Agreement with Skadden.

        On February 25, 2020, representatives of Party X spoke with Dr. McCamish and a representative of Centerview. Dr. McCamish and Centerview conveyed to Party X that based on an acquisition proposal the Company received, it was clear that a collaboration proposal from Party X was no longer an attractive alternative for the Company. A representative of Party X confirmed they had very limited due diligence remaining and conveyed their desire to remain strongly positioned in any acquisition process and that they were prepared to move quickly and submit an acquisition proposal.

        Also on February 25, 2020, Mr. O'Day and Dr. McCamish spoke regarding the February 23 Gilead Proposal. Dr. McCamish indicated that the February 23 Gilead Proposal was insufficient and that the Company Board would require an offer of at least $68.35 per Share in cash to move forward with discussions regarding Gilead's proposed transaction on the timeframe proposed in the February 23 Gilead Proposal.

        Later on the same day, Mr. O'Day contacted Dr. McCamish to convey that Gilead would not be able to meet the per Share price expectation previously articulated by Dr. McCamish, but would consider an offer of $66.00 per Share provided that the Company agreed to work with Gilead towards an announcement goal of March 2, 2020, before market open (the "February 25 Gilead Proposal"). The proposal represented an increase of $8.50 per Share from the initial February 10 Gilead Proposal and a 36% premium to the closing price per Share of $48.60 on the immediately preceding trading day. Dr. McCamish agreed to convey the revised proposal to the Company Board.

        On February 26, 2020, representatives of Centerview contacted Party X to reiterate the importance of a prompt offer. Party X confirmed an intent to submit a proposal within the next two days at a compelling premium and noted that the proposal would include a mix of cash and stock consideration.

        Later on the same day, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Dr. McCamish and representatives of Centerview updated the Company Board with respect to the ongoing strategic contacts, including the details of the February 25 Gilead Proposal and interactions with Party X and the expectation of an imminent proposal from Party X. The Company Board agreed to reconvene the following day, assuming receipt of a proposal from Party X.

        After the Company Board meeting on the same day, in accordance with the Company Board's instruction to align the parties to the expedited transaction timeline, Centerview sent Party X a draft merger agreement prepared by Cooley on terms substantially similar to the Gilead Merger Agreement.

        On February 25 and 26, 2020, Party X conducted an onsite due diligence review at the Company's offices as part of its ongoing due diligence process.

        On February 27, 2020, the Company received a non-binding written proposal from Party X (the "February 27 Party X Proposal") to acquire 100% of the capital stock of the Company for $79.00 per Share, representing a 64% premium to the closing price per Share of $48.30 on the immediately preceding trading day. The proposal indicated that the aggregate consideration would include $1 billion in cash and the balance in Party X common stock and proposed a fixed exchange ratio to be determined at the signing of the definitive agreement (with no adjustment mechanism to be provided prior to closing).

        Later on the same day, representatives of Centerview discussed the February 27 Party X Proposal with Party X. Party X indicated that due diligence review was substantially complete, subject to limited confirmatory due diligence, and that its outside legal counsel was reviewing the draft merger agreement and would be in a position to send to Cooley later that evening. The parties discussed the volatility in the current market relative to a fixed exchange ratio proposal. Following discussion, Party X noted a willingness to consider a fixed value approach to calculating transaction consideration, subject to review by Party X's senior management and its board of directors. During discussion, Party X also noted that approval of a definitive agreement and subsequent transaction announcement would be subject to convening Party X's board for final approval. In response, representatives of Centerview reiterated the importance of promptly executing a transaction agreement and indicated that any delay would likely be viewed negatively by the Company Board.

        Also on the same day, during after-market hours, Bloomberg News, citing anonymous sources familiar with the matter, reported that Gilead had approached the Company with a takeover offer (the "February 27 Article").

        Later that same day, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Representatives of Centerview reviewed with the Company Board certain financial aspects of the February 25 Gilead Proposal and the February 27 Party X Proposal and provided the Company Board with an update of its discussions with Party X, including Party X's stated willingness to consider a fixed value approach and timing considerations to convene Party X's board to approve any transaction. The Company Board discussed the importance of keeping both Gilead and Party X on parallel paths so, in either transaction scenario, the Company would be ready to announce a transaction before market open on March 2 in order to maximize the competitive dynamics and preserve confidentiality around the process, especially in light of the February 27 Article. The Company Board then reviewed with Cooley and Centerview certain aspects of a cash and stock transaction, as contemplated by the February 27 Party X Proposal, including likelihood of consummation, certainty of value and the benefits and risks associated with each of a fixed exchange ratio and a fixed value mechanism under current market conditions. Following discussions, the Company Board instructed senior management and Centerview to notify Gilead that the Company had received a competing offer to acquire the Company and to encourage Gilead to submit an improved proposal.

        Following the meeting, on the same day, representatives of Centerview conveyed to representatives of Citi and J.P. Morgan that the Company had received a competing proposal that was materially ahead of the February 25 Gilead Proposal, and that Gilead would need to materially improve its proposal. Representatives of Centerview advised representatives of Citi and J.P. Morgan that the Company was expecting to hold a meeting of the Company Board on the afternoon of February 28, that Gilead should submit an improved bid prior to the meeting and that Gilead would need to meaningfully move substantially into the $70s in order to remain competitive. Later that day, Mr. O'Day and Dr. McCamish spoke to further discuss Gilead and the Company's process in light of the competing proposal.

        Also on the same day, at the direction of senior management, Centerview granted access to the corporate data room to representatives and advisors of Gilead and Party X, in addition to the existing data room populated with non-public clinical data.

        Later the same day, Cooley sent a revised draft of the Gilead Merger Agreement to Skadden, contemplating, among other things, a Company termination fee equal to 2.8% of the transaction equity value.

        Over the course of February 27 through February 29, additional information regarding the Company's business and operations was made available in the corporate data room, including documents that were responsive to due diligence requests provided by Gilead and Party X.

        On February 28, 2020, Gilead and Company senior management met telephonically to discuss additional diligence questions with representatives of Centerview, Citi, and J.P. Morgan present.

        Also on the same day, Party X's outside legal counsel sent a revised draft merger agreement to Cooley (the "Party X Merger Agreement") with terms consistent with the February 27 Party X Proposal and contemplating, among other things, (i) a limited obligation, excluding remedial actions like divestiture, on the part of Party X to obtain U.S. antitrust approval and (ii) a Company termination fee equal to 3.75% of the transaction equity value.

        That same day, Skadden sent a revised draft of the Gilead Merger Agreement to Cooley, which contemplated a termination date that was three months from the signing of the merger agreement and a Company termination fee equal to 3.5% of the transaction equity value, but otherwise in substantially final form.

        Later that same day, the Company received a revised non-binding written proposal from Gilead to acquire 100% of the capital stock of the Company for $77.00 per Share in cash and confirming Gilead's ability to sign a merger agreement with the Company in a matter of hours with the goal of signing by Sunday, March 1.

        Also on February 28, 2020, Centerview had discussions with Citi, J.P. Morgan and Party X to obtain updates from each party regarding their proposals. Representatives of Centerview conveyed to Citi and J.P. Morgan that the two competing proposals were substantially similar, but that Gilead was still behind the other proposal on offer price. During such discussions, Citi and J.P. Morgan confirmed that Gilead was prepared to submit an improved proposal and that Gilead could be in a position to sign a merger agreement as early as that evening with the goal of signing by Sunday, March 1. Separately, representatives of Centerview conveyed to Party X that the two competing proposals were substantially similar without giving any specific price guidance, and in response, Party X confirmed that it was prepared to improve its proposal and that its due diligence review was substantially complete. During such conversations, however, Party X indicated that while it expected to complete everything required to enter into a definitive agreement, including finalizing price and the terms of the merger agreement, it may not be able to seek board approval for the transaction until Tuesday, March 3, 2020. Centerview reiterated the importance of executing on the previously articulated timeline and emphasized to Party X that it should submit an increased proposal on the previous timeline in order to remain competitive.

        Later that day, the Company Board held a special meeting, with Company management and representatives of Centerview and Cooley in attendance. Centerview updated the Company Board on its earlier discussions with Gilead and Party X and reviewed the most current proposals submitted by each party. Cooley then discussed the key differences between the current drafts of the Gilead Merger Agreement and the Party X Merger Agreement, including (i) form of consideration, (ii) relative regulatory risk, including actions required to obtain regulatory approval, and (iii) the proposed termination fees. The Company Board also discussed potential benefits and risks associated with each of a fixed exchange ratio and fixed value mechanism in its evaluation of the cash and stock mix proposed by Party X, taking into account the current market conditions. Following discussion the Company Board instructed Cooley to revise the Party X Merger Agreement to reflect a fixed value mechanism for calculating the stock portion of the consideration. In addition, following discussion regarding the importance of keeping both parties on the same timeline to preserve competitive dynamics and ensure deal certainty, the Company Board authorized Centerview to send a process letter to each party requesting the submission of "best and final" offers over the weekend.

        Following the meeting on the same day, Centerview had discussions with representatives of Gilead and Party X outlining next steps determined by the Company Board, including requests for best and final proposals. Centerview subsequently sent process letters to each of Gilead and Party X, requesting each party submit its "best and final" proposal by 10 a.m. Pacific Time on March 1, 2020, together with the form of the definitive merger agreement that it was willing to execute.

        Later that same day, Cooley sent Skadden and Party X's counsel revised drafts of the Gilead Merger Agreement and the Party X Merger Agreement, respectively, substantially on similar terms, including, among other things, (i) an obligation on each party to use reasonable best efforts, including certain remedial actions like divestiture, to obtain antitrust approval with limited exceptions, (ii) a termination date three months following the signing the definitive merger agreement and (iii) a Company termination fee equal to 3.25% of the transaction equity value. The revised draft of the Party X Merger Agreement also included a fixed value mechanism for calculating the stock portion of the consideration, without any adjustment to such value prior to the closing.

        Also on February 29, 2020, Cooley coordinated with Skadden and Party X's counsel to finalize the Gilead Merger Agreement and the Party X Merger Agreement, respectively, on terms consistent with the drafts provided by Cooley the previous day and emphasized in communications with Party X's counsel the importance of submitting a definitive agreement free of regulatory conditionality to ensure transaction certainty. Following discussions between Cooley and Party X's counsel into that evening, Party X's counsel communicated to Cooley that Party X would work on further revising the Party X Merger Agreement over night to reflect the terms on which Party X would be willing to sign.

        Also on February 29, 2020, Mr. O'Day and Dr. McCamish spoke to further discuss process expectations in advance of the March 1 bid deadline, and on the following morning, communicated to confirm the same.

        Also on February 29, 2020 and early in the day on March 1, 2020 representatives of J.P. Morgan, Citi, and Centerview discussed process expectations for the submission of best and final offers, and Centerview informed J.P. Morgan and Citi that in order to avoid another round of bidding, either party would need to submit a bid on March 1 that was clearly superior to the other party's proposal.

        Prior to the bid deadline on March 1, 2020, Dr. McCamish and a representative of Centerview had a call with representatives of Party X where such representatives indicated that Party X would not be able to submit a proposal until later in the day on March 3, 2020. The representative from Party X indicated that Party X's best and final proposal would be an improvement from the February 27 Party X Proposal, but that such proposal would require the prior approval from the board of Party X. Also on the same morning, Mr. O'Day spoke with Ian Clark, a director of the Company, to express Gilead's conviction in reaching a deal with the Company.

        Consistent with the process letters, later that morning the Company received a letter from each of Party X and Gilead. Party X submitted a letter to the Company (the "Party X Letter") indicating its intention to submit its best and final proposal on March 3, 2020 that would significantly enhance the value delivered to the Company's shareholders and include a fixed value structure for the stock portion of the consideration, but the Party X Letter did not indicate what Party X's best and final proposal would be. In parallel, Party X's outside legal counsel submitted a revised Party X Merger Agreement contemplating, among other things, (i) in addition to obtaining U.S. regulatory approval, conditions to obtain antitrust approval in two non-U.S. jurisdictions, (ii) Party X's limited obligation, excluding remedial actions like divestiture, to obtain antitrust approvals, but including a reverse termination fee payable to the Company equal to 5% of the transaction equity value in the event of a termination of the definitive agreement for failure to obtain antitrust approval, (iii) a Company termination fee equal to 3.25% of the transaction equity value, and (iv) a termination date six months following the signing of the definitive merger agreement.

        Separately that morning, Gilead submitted its best and final offer to acquire 100% of capital stock of the Company for $95.50 per Share in cash (the "Gilead Final Proposal") and confirmed completion of the Gilead Merger Agreement on terms consistent with the draft provided by Cooley on February 28 and its expectation that the parties execute the definitive agreement that day followed by an announcement of the transaction pre-market on the following day. The revised Gilead proposal represented an increase of $38.00 per Share from the initial February 10 Gilead Proposal and a 96% premium to closing price per Share of February 27, 2020, the last trading day prior to the publication of the February 27 Article.

        Later in the afternoon on March 1, 2020, the Company Board held a special meeting, with senior management and representatives of Centerview and Cooley in attendance. Senior management and Centerview updated the Company Board on the discussions with Gilead and Party X, including the Party X Letter and the Gilead Final Proposal. Representatives of Centerview then reviewed with the Company Board Centerview's financial analyses of the Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 1, 2020 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview's opinion, please see below under the caption "Opinion of the Company's Financial Advisor." Cooley then reviewed the material provisions in each of the Gilead Merger Agreement and the Party X Merger Agreement, including with respect to certainty of closing and value, and discussed with the Company Board its fiduciary duties in connection with potentially accepting the Gilead Final Proposal. After carefully considering the proposed terms of the Gilead Final Proposal, and taking into consideration the matters discussed during that meeting and prior meetings of the Company Board (for additional detail, see "Reasons for the Company Board's Recommendation"), including the uncertainty of the Party X Letter as to value and Party X's board approval and the risk of losing the Gilead Final Proposal in the event the Company delayed the execution and announcement of the Merger Agreement, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Soon after the meeting on the same day, Gilead, Purchaser and the Company executed the Merger Agreement. Early the next morning, on March 2, 2020, the Company and Gilead issued a joint press release announcing the execution of the Merger Agreement.

        On March 10, 2020, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Company Board's Recommendation

        The Company Board, with the assistance of the Company's senior management and representatives of Cooley and Centerview, carefully evaluated the Offer and the Merger based on numerous reasons, including, but not limited to, the reasons enumerated below, and unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Gilead and Purchaser, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

  •
  Financial Terms of the Offer and Certainty of Value for the Company's Stockholders.  The Company Board considered the fact that the Offer Price of $95.50 per Share represented a compelling premium to historical market prices of the Shares. Specifically, the Company Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by the Company's stockholders, and considered among other things:

  •
  the fact that the Offer Price represented a:

  •
  96% premium to the closing price of $48.79 per Share on February 27, 2020, the last trading day prior to the publication of the February 27 Article (the "Unaffected Date"); and

  •
  109% premium over the volume weighted average closing price of the Shares for the 30-day period ended on the Unaffected Date;

  •
  the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows the Company's stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with the Company's standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares;

  •
  the Company Board's assessment that the Company's standalone strategy was not reasonably likely to present near-term opportunities for creating greater value for the Company's stockholders, taking into account the risks associated with the development, regulatory approval and commercialization of magrolimab as well as the competition the Company faces in the rapidly changing pharmaceutical industry and the requirement to raise considerable capital to finance later stage development and commercialization;

  •
  the Company Board's belief that (i) as a result of an active and competitive bidding process, the Company had obtained Gilead's best offer, (ii) Party X would not be in a position to make a revised offer to acquire the Company, if at all, until March 3, 2020, and Party X's last and highest offer to acquire the Company of $79.00 per Share as of February 27, 2020 was significantly lower than Gilead's final offer of $95.50 per Share, (iii) there was substantial risk of losing Gilead's final offer of $95.50 per Share if the parties were unable to reach agreement on March 1, 2020 and (iv) based on the pattern of bidding, the structure of the process (including a request for best and final offers from the bidders) and the conversations and negotiations with the bidders, as of the date of the Merger Agreement, the Offer Price of $95.50 per Share represented the highest price reasonably obtainable by the Company under the circumstances; and

  •
  the oral opinion of Centerview rendered to the Company Board on March 1, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor."

  •
  Business, Financial Conditions and Prospects; Risks related to Remaining a Standalone Company. The Company Board is familiar with the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, as well as the Company's long-term plan, including the execution risks associated with obtaining regulatory approvals for magrolimab (as further described in the next bullet), as well as the risks associated with transitioning from a clinical-stage company to a commercial-stage company, including the risk that the equity or debt financing necessary to develop and commercialize magrolimab and the Company's other product candidates may not be available on acceptable terms or at all, and, if available, may result in significant dilution to the Company's existing equity holders.

  •
  Product Development and Commercialization Risks.  The Company Board considered the fact that the Company's lead product development candidate, magrolimab, has not yet been approved for marketing by the U.S. Federal and Drug Administration ("FDA") or by any similar non-U.S. regulatory body, as well as the status and prospects for the Company's current pipeline of other drug candidates in the early stages of research and development. The Company Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates, including the fact that the Company had never commercialized a product nor conducted development activities outside of the U.S. and the U.K. In addition, the Company Board considered the significant challenges and costs associated with successfully scaling commercial operations globally, including the ability to obtain and maintain intellectual property protection for the Company's product candidates, and the expected increase in competition over time to magrolimab.

  •
  Likelihood and Speed of Consummation.  The Company Board considered the likelihood of completion of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

  •
  the conditions to the Offer and the Merger being specific and limited;

  •
  the absence of any financing condition in the Merger Agreement;

  •
  the size and financial strength of Gilead, and Gilead's ability to fund the Offer Price with cash;

  •
  the absence of significant impediments to receiving the requisite regulatory approvals;

  •
  the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Gilead and Purchaser;

  •
  the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Gilead's stockholders; and

  •
  the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

  •
  the Company's right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

    •
    the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $160 million, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

    •
    the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or intervening event.

  •
  The Company Board also considered a variety of risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following.

  •
  the fact that the Company would no longer exist as an independent, publicly traded company, and the Company's stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company's current strategy as a public company;

  •
  the potential risk of diverting management attention and resources from the operation of the Company's business and towards completion of the Offer and the Merger;

  •
  the risk of incurring substantial expenses related to the Offer and the Merger;

  •
  the risk that all conditions to the parties' obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

  •
  the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company's employees and other parties, which may impair the Company's ability to attract, retain and motivate key personnel, and could cause partners, suppliers and others to seek to change existing business relationships with the Company;

  •
  the possibility that under certain circumstances, the Company may be required to pay Gilead a termination fee of $160 million;

  •
  the fact that the gain realized by the Company's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

  •
  the restrictions in the Merger Agreement on the conduct of the Company's business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

  •
  various other risks associated with the Merger and the business of the Company, as more fully described below under the caption "Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements."

        The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

        The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the

Company Board in reaching its recommendation. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the input of the Company's management team and outside legal and financial advisors. In light of the number and variety of factors that the Company Board considered, the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company's executive officers and directors as more fully described above under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Management Projections

        The Company, which does not yet have any marketed products, does not as a matter of course publicly disclose long-term projections as to future performance, revenues, operating income or other financial results due to the inherent unpredictability of the underlying assumptions and projections.

        However, in connection with the Company's evaluation of the Transactions, the Company's management prepared certain unaudited prospective financial information for the Company on a standalone basis without giving effect to the Transactions (the "Projections"). The information set forth below is not included in this Schedule 14D-9 in order to influence any stockholder's decision to tender Shares in the Offer or for any other purpose. Rather, such information included in this Schedule 14D-9 only because (i) the Projections were made available to the Company Board in connection with its consideration of the Transactions, (ii) with the approval of the Company Board, the Projections were made available to Centerview for use in its financial analyses in connection with rendering its opinion to the Company Board as described in the section captioned "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor" and (iii) a subset of the Projections were delivered to Gilead and Party X to assist with their due diligence review.

        The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        The Projections include earnings before interest and taxes ("EBIT") which is a non-GAAP financial measure and unlevered free cash flow ("uFCF"), which is also a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and the Company's management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company's management may not be comparable to similarly titled amounts used by other companies.

        The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Our management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The inclusion of the Projections herein should not be deemed an admission that the Projections are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts.

        The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in the Company's public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

        The Projections were created by the Company's management based on their assumptions about the Company's future business, including applying a risk adjusted probability of success with respect to developing and commercializing (i) magrolimab and other licensed antibodies under the terms of the license and collaboration agreement with Ono Pharmaceutical Co., Ltd, (ii) magrolimab for each of the indications currently being investigated by the Company and (iii) the Company's current pipeline of other drug candidates in the early stages of research and development for the indications currently being investigated by the Company. The assumptions included in the Projections also reflect expected research and development, sales and marketing and general administrative expenses, and certain risk-based adjustments based management's subjective judgment. The Projections further reflect numerous estimates and assumptions made by the Company's management with respect to general economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company's control.

        The following tables set forth a summary of the Projections:

	Fiscal Year Ending December 31
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Revenue	$2	$4	$50	$274	$555	$1,173	$1,559	$1,768	$1,923	$2,085	$2,252	$2,351	$2,437	$2,525	$2,617	$1,193
Gross Profit	$2	$4	$45	$245	$493	$1,033	$1,369	$1,550	$1,684	$1,825	$1,972	$2,057	$2,131	$2,207	$2,286	$1,111
Total R&D Expense	$(119)	$(225)	$(142)	$(103)	$(107)	$(115)	$(120)	$(126)	$(132)	$(138)	$(145)	$(153)	$(160)	$(169)	$(178)	$(82)
Total S&M Expense	—	$(33)	$(90)	$(156)	$(194)	$(187)	$(187)	$(191)	$(198)	$(207)	$(218)	$(224)	$(228)	$(233)	$(237)	$(112)
Total G&A Expense	$(27)	$(32)	$(34)	$(35)	$(37)	$(39)	$(40)	$(42)	$(44)	$(46)	$(49)	$(51)	$(53)	$(56)	$(59)	$(27)
EBIT(1)	$(144)	$(286)	$(220)	$(49)	$156	$692	$1,022	$1,190	$1,310	$1,433	$1,560	$1,629	$1,689	$1,749	$1,812	$890

(1)
"EBIT" is earnings before interest expenses and taxes.

        At the direction of the Company's management, Centerview calculated the Company's uFCF for the second through fourth quarters of fiscal year 2020 and fiscal years 2021 through 2035, which were approved by the Company's management and the Company Board as part of the Projections for use by Centerview in its financial analyses in connection with rendering of its fairness opinion described in the section captioned "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor." For purposes of calculating the discounted cash flow, Centerview calculated the estimated (i) taxes saved from NOLs of $30 million, $116 million and $29 million for years 2024, 2025 and 2026, respectively, based on a tax rate of 21% and (ii) impact of the cost of future capital raise of $34 million, $34 million and $42 million for years 2020, 2021 and 2022, respectively, assuming a $200 million capital raise in 2020, a $200 million capital raise in 2021 and a $250 million capital raise in 2022. The values in the table below do not take into account the effect of NOL usage or the cost of future capital raises.

		Fiscal Year Ending December 31
		2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Revenue		$2	$4	$50	$274	$555	$1,173	$1,559	$1,768	$1,923	$2,085	$2,252	$2,351	$2,437	$2,525	$2,617	$1,193

EBIT(1)		$(144)	$(286)	$(220)	$(49)	$156	$692	$1,022	$1,190	$1,310	$1,433	$1,560	$1,629	$1,689	$1,749	$1,812	$890

Less: Unlevered Tax Expense(2)		—	—	—	—	(33)	(145)	(215)	(250)	(275)	(301)	(328)	(342)	(355)	(367)	(381)	(187)
Plus: Depreciation & Amortization		5	10	13	15	17	17	17	18	19	20	21	21	22	23	24	24
Less: Change in Net Working Capital		(0)	(0)	(5)	(22)	(28)	(62)	(39)	(21)	(15)	(16)	(17)	(10)	(9)	(9)	(9)	142
Less: Capital Expenditures		(5)	(10)	(13)	(15)	(17)	(17)	(17)	(18)	(19)	(20)	(21)	(21)	(22)	(23)	(24)	(24)

uFCF(3)	Q2-Q4:	$(144)	$(287)	$(225)	$(72)	$95	$485	$769	$919	$1,019	$1,116	$1,216	$1,277	$1,325	$1,373	$1,423	$846

	$(108)

(1)
"EBIT" is earnings before interest expenses and taxes.

(2)
Assumes tax rate of 21% and excludes impact of net operating losses.

(3)
"uFCF" is EBIT less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures. Non-cash compensation based expense was treated as a cash expense.

Opinion of the Company's Financial Advisor

        The Company retained Centerview Partners LLC as financial advisor to the Company Board in connection with the proposed Transactions throughout this section under the caption "—Opinion of the Company's Financial Advisor". In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Dissenting Shares and (ii) Shares held by the Company (or held in the Company's treasury) or by Gilead, Purchaser or any other direct or indirect wholly owned subsidiary of Gilead (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Gilead, which are collectively referred to as "Excluded Shares" throughout this section and the summary of Centerview's opinion below under the caption "—Summary of Centerview Financial Analysis") of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On March 1, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated March 1, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview's written opinion attached as Annex A to this Schedule 14D-9. Centerview's financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview's opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview's opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the Merger Agreement dated March 1, 2020, referred to in this summary of Centerview's opinion as the "Draft Merger Agreement";

  •
  the Annual Report on Form 10-K of the Company for the year ended December 31, 2018;

  •
  the Registration Statement on Form S-1 (as amended) of the Company;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain publicly available research analyst reports for the Company;

  •
  certain other communications from the Company to its stockholders; and

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview's analysis, which are referred to in this summary of Centerview's opinion as the "Forecasts," and which are collectively referred to in this summary of Centerview's opinion as the "Internal Data."

        Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company's consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company's direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company's direction, on the Internal Data for purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company's direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the

Company. Centerview assumed, at the Company's direction, that the final executed Merger Agreement would not differ in any respect material to Centerview's analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company's direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, the Company's underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview' written opinion. Centerview's opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

        The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview's opinion, dated March 1, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview's view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview's financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Gilead, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 28, 2020 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

  Selected Public Company Analysis

        Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded late-stage oncology companies that

Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company:

2024E EV/Revenue Multiple
• Deciphera Pharmaceuticals, Inc.	4.4x
• Epizyme Inc.	4.1x
• Immunomedics, Inc.	1.9x
• Iovance Biotherapeutics Inc.(1)	2.6x
• Mirati Therapeutics Inc.	4.7x
• MorphoSys AG	4.6x
• Nektar Therapeutics	2.5x
• TG Therapeutics, Inc.	2.2x
• Turning Point Therapeutics, Inc.	2.6x

Median	2.6x

(1)
As of 02/24/20 unaffected date.

        Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded late-stage oncology companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview's analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

        Using publicly available information obtained from SEC filings and other data sources as of February 28, 2020, Centerview calculated, for each selected company, the company's enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2024 ("2024E EV/Revenue Multiple").

        Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2024E EV/Revenue Multiples of 2.5x to 4.5x. In selecting this range of 2024E EV/Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2024E EV/Revenue Multiples to the Company's estimated calendar year risk-adjusted 2024 revenue (excluding one-time milestones) of $549 million under the Projections and adding to it the Company's estimated net cash as of March 31, 2020 of

$300 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $33.15 to $54.10, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $95.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

  Selected Precedent Transactions Analysis

        Centerview reviewed and analyzed certain information relating to selected transactions involving late-stage oncology companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction. These transactions were:

Date Announced	Target	Acquiror	Transaction Value/4-Year Forward Revenue Multiple
12/09/19	ArQule, Inc.	Merck Sharp & Dohme Corp.	10.6x
10/18/18	Endocyte, Inc.	Novartis AG	7.0x
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	NM	(1)
12/22/17	Ignyta, Inc.	Roche Holding AG	11.3x
10/30/17	Advanced Accelerator Applications S.A.	Novartis AG	4.7x
05/31/16	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	7.5x

(1)
Precedent transactions with Transaction Value/Four-Year Forward Revenue multiples of greater than 30.0x were excluded from these calculations as outliers as indicated by "NM."

        Although no company or transaction used in this analysis is identical or directly comparable to the Company, the companies included in the selected transactions above were selected, among other reasons, because they are late stage oncology companies with certain business, operational, and/or financial characteristics that, for the purposes of Centerview's analysis, may be considered similar to those of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

        Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding the value of any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company's four-year forward revenue at the time of transaction announcement.

        The results of this analysis are summarized as follows:

Transaction Value/Revenue Multiple
Implied Four-Year Forward Revenue Multiple
Median	7.5x

        Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview selected a reference range of 7.0x to 11.0x implied four-year forward revenue multiples derived from the selected precedent transactions. Applying this range of four-year forward revenue multiples to the Company's estimated four-year forward revenue excluding one-time milestones of $338 million as of March 31, 2020 under the Projections and adding to it the Company's estimated net cash as of March 31, 2020 of $300 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $52.15 to $77.95, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $95.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

  Discounted Cash Flow Analysis

        Centerview performed a discounted cash flow analysis of the Company based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the "present value" of estimated future cash flows of the asset or set of assets. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2020 using discount rates ranging from 12.0% to 14.0% (reflecting Centerview's analysis of the Company's weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on March 31, 2020 and ending on December 31, 2035, utilized by Centerview as set forth in "—Management Projections"), (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 60% year over year, and (iii) tax savings from usage of the Company's estimated federal net operating losses of $135 million as of December 31, 2019 and future losses and (b) adding to the foregoing results the Company's estimated cash and cash equivalents of $300 million as of March 31, 2020, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of March 1, 2020 as set forth in the Internal Data, resulting in a range of implied equity values per Share of $56.95 to $68.25, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $95.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

        Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

  •
  Historical closing trading prices of the Shares during the 52-week period ended February 27, 2020 (the last trading day before the publication of the February 27 Article), which reflected low and high stock closing prices for the Company during such period of approximately $5.60 to $49.79 per share, and the closing trading price of the Shares on February 28, 2020 (the last trading day before the public announcement of the Transactions) of $58.00 per share.

  •
  Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $38.00 to $65.00 per share.

  •
  An analysis of premiums paid in the selected transactions involving late-stage oncology companies, as set forth above in "—Opinion of the Company's Financial Advisor—Selected Precedent Transactions Analysis." The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company's common stock for the date one day prior to the date on which the trading price of the target's common stock was perceived to be affected by a potential transaction. Centerview applied a reference range of 35% to 90% to the Company's closing stock price on February 27, 2020 (the last trading day before the publication of the February 27 Article) of $48.79, which resulted in an implied price range of approximately $65.85 to $92.70 per Share, rounded to the nearest $0.05.

General

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm's-length negotiations between the Company and Gilead and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion except for Centerview's current engagement, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company during such period. In the two years prior to the date of its written opinion Centerview has been engaged to provide financial advisory services to Gilead, including in connection with Gilead's 10-year global R&D collaboration agreement with Galapagos NV in 2019. Centerview has received between $3 million and $8 million in compensation from Gilead for work performed during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Gilead or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates' directors, officers, members and employees, or family members of such persons, (ii) of Centerview's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Gilead, or any of their respective affiliates, or any other party that may be involved in the Transaction.

        The Company Board selected Centerview as its exclusive financial advisor in connection with the Transactions based on Centerview's reputation, industry experience and expertise in mergers and acquisitions, as well as its familiarity with the Company. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

        In connection with Centerview's services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $79 million, $1.5 million of which was payable upon the rendering of Centerview's opinion and the balance of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview's engagement.

Item 5.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Company retained Centerview to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Centerview delivered the opinion and is entitled to be paid the fees described in "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor".

        Information pertaining to the retention of Centerview in "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor" is incorporated by reference herein.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Other than the scheduled vesting of Company Options and the grant of Company Options in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Ravindra Majeti	01/15/2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	25,000	$36.3479	(1)
Ravindra Majeti	02/18/2020	Sale effected pursuant to an existing Rule 10b5-1 trading plan	25,000	$44.3806	(1)

(1)
The price reported represents a weighted-average price per share.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company's securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto) there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    ADDITIONAL INFORMATION.

Stockholder Approval of the Merger Not Required

        Neither Gilead nor Purchaser is, or at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading "—Appraisal Rights". Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Section 203 of the Delaware Business Combination Statute

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an "interested stockholder" unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.

        In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the "fair value" of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

        The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that he Company will take no action to perfect any appraisal rights of any stockholder.

        Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders exercise appraisal rights under Section 262 of the DGCL.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 1490 O'Brien Drive, Suite A, Menlo Park, California, 94111, Attention: Chief Financial Officer, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender his, her or its Shares in the Offer;

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to the Company, 1490 O'Brien Drive, Suite A, Menlo Park, California, 94111. Attention: Chief Financial Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder's Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a "Petition") in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that The Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares (a "Dissenting Stockholder"), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

        The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

        The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

        Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

        The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and related rules and regulations issued by the Federal Trade Commission (the "FTC"), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Gilead of its Premerger Notification and Report Form with respect to the Offer, unless (a) either the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the FTC issues a request for additional information or documentary materials, or (b) early termination of the waiting period is granted, in which case the Offer may be consummated after the grant of early termination.

        At any time before or after consummation of the Offer and the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Legal Proceedings

        There are currently no legal proceedings relating to the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking statements related to Gilead, the Company and the acquisition of the Company by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies' and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies' businesses, including, without limitation, the ability of Gilead to advance the Company's product pipeline, including magrolimab, FSI-174 and FSI-189; regulatory approval of magrolimab, FSI-174 and FSI-189 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company's stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies' control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies' periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule TO and related Offer documents filed by Gilead and Purchaser. All forward-looking statements are based on information currently available to Gilead and the Company, and Gilead and the Company assume no obligation and disclaim any intent to update any such forward-looking statements.

Item 9.    EXHIBITS

        The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 10, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Gilead Sciences, Inc. and Toro Merger Sub, Inc. on March 6, 2020 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit No.		Description
(a)(1)(C)		Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)		Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)		Form of Summary Advertisement, published in the Wall Street Journal on March 10, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)
Joint Press Release issued by Forty Seven, Inc. and Gilead Sciences, Inc., dated March 2, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(A)		Forty Seven, Inc. Internal Q&A, first used on March 2, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(B)		Forty Seven, Inc. External Q&A, first used on March 2, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(C)		Gilead Sciences, Inc. Human Resources Q&A, first used on March 2, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(D)
Announcement from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, Inc., to employees, first used on March 2, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(E)
Email from Mark A. McCamish, M.D., the President and Chief Executive Officer of Forty Seven, Inc., to employees, first used on March 2, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(F)
Forty Seven, Inc. All Hands Employee Meeting Presentation, first used on March 2, 2020 (incorporated by reference to Exhibit 99.6 to the Current Report on the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(G)
Forty Seven, Inc. Third Party Email Communications, first used on March 2, 2020 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(H)		Tweet from Forty Seven, Inc., March 2, 2020 (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(I)		LinkedIn Post from Forty Seven, Inc., March 2, 2020 (incorporated by reference to Exhibit 99.9 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 2, 2020).
(a)(5)(J)	*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Forty Seven, Inc., dated March 1, 2020 (included as Annex A to this Schedule 14D-9).

Exhibit No.		Description
(a)(5)(K)		Forty Seven, Inc. Employee Q&A, first used on March 9, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 9, 2020).
(a)(5)(L)
Forty Seven, Inc. Tax Consideration for Forty Seven Merger, first used on March 9, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Forty Seven, Inc. on March 9, 2020).
(e)(1)
Agreement and Plan of Merger, dated as of March 1, 2020, by and among Forty Seven, Inc., Gilead Sciences, Inc. and Toro Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Forty Seven, Inc. on March 1, 2020).
(e)(2)	*	Mutual Confidentiality Agreement, dated as of January 7, 2020, by and between Forty Seven, Inc. and Gilead Sciences, Inc.
(e)(3)
Forty Seven, Inc. 2015 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the SEC by Forty Seven, Inc. on June 18, 2018).
(e)(4)
Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by Forty Seven, Inc. on June 18, 2018).
(e)(5)
Forty Seven, Inc. 2018 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the SEC by Forty Seven, Inc. on June 18, 2018).
(e)(6)
Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed with the SEC by Forty Seven, Inc. on June 18, 2018).
(e)(7)		Forty Seven, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed with the SEC by Forty Seven, Inc. on June 18, 2018).
(e)(8)
Form of Indemnification Agreement, by and between Forty Seven, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC by Forty Seven, Inc. on June 1, 2018).
(e)(9)
Forty Seven, Inc. Executive Severance and Change in Control Plan (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed with the SEC by Forty Seven, Inc. on June 1, 2018).
(e)(10)
Definitive Proxy Statement of Forty Seven, Inc. on Schedule 14A (incorporated by reference to Forty Seven Inc.'s Form DEF 14A filed April 26, 2019, as supplemented by additional materials filed with the SEC on Form DEFA 14A filed May 20, 2019).

*
Filed herewith.

Annex A—	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Forty Seven, Inc., dated March 1, 2020.
Annex B—	Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTY SEVEN, INC.
Dated: March 10, 2020	By:	/s/ ANN D. RHOADS
		Name:	Ann D. Rhoads
		Title:	Chief Financial Officer

 Annex A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
March 1, 2020

The Board of Directors
Forty Seven, Inc.
1490 O'Brien Drive, Suite A
Menlo Park, California 94025

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the "Shares") (other than Excluded Shares, as defined below), of Forty Seven, Inc., a Delaware corporation (the "Company"), of the $95.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") among Gilead Sciences, Inc., a Delaware corporation ("Parent"), Toro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the "Tender Offer") at a price of $95.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held by the Company (or held in the Company's treasury) or by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, "Excluded Shares")) will be converted into the right to receive $95.50 per Share in cash, without interest, (the $95.50 per Share consideration to be paid in the Tender Offer and the Merger, the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period.

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK    •    LONDON     •    SAN FRANCISCO     •    PALO ALTO     •    LOS ANGELES

The Board of Directors
Forty Seven, Inc.
March 1, 2020

In the past two years, we have been engaged to provide financial advisory services to Parent, including in connection with Parent's 10-year global R&D collaboration agreement with Galapagos NV in 2019, and we have received compensation from Parent for such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 1, 2020 (the "Draft Agreement"); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2018; (iii) the Company's registration statement on Form S-1 (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the "Forecasts") (collectively, the "Internal Data"). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or

The Board of Directors
Forty Seven, Inc.
March 1, 2020

requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Centerview Partners LLC CENTERVIEW PARTNERS LLC

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

  § 262. Appraisal rights

          (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

          (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

    (1)
    Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

    (2)
    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

    c.
    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

    (3)
    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (4)
    In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

          (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

          (d)   Appraisal rights shall be perfected as follows:

    (1)
    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2)
    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

          (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

          (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

          (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.